SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 20, 2003

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

CLIFFS UPDATES OUTLOOK FOR 2003
AND COMMENTS ON BANKRUPTCY FILING BY WEIRTON STEEL

CLEVELAND, OH – May 20, 2003 – Cleveland-Cliffs Inc (NYSE:CLF) today updated its outlook for 2003 and commented on yesterday's bankruptcy filing by Weirton Steel Corporation.

Cliffs said flood conditions created by the failure of a dam in the Upper Peninsula of Michigan has caused the idling of the Empire and Tilden Mines. While the flooding has not damaged the mines, the mines were idled on May 15 when Wisconsin Energy Corp., which supplies electricity to the mines, was forced to shutdown its power plant in Marquette, Michigan. Each week that the mines are not operating results in a loss of production equal to about 250,000 tons of pellets from the combined operations. The resumption of operations will depend on Wisconsin Electric's ability to restore electrical service to the mines. Wisconsin Energy has preliminarily estimated that the outage could be one month. Previously, the Empire Mine was budgeted to produce about 6.2 million tons for 2003, and the recently revised production estimate at the Tilden Mine was between 7.2 million tons and 7.5 million tons. Actions are being taken to minimize idle costs at the mines until power is restored.

Weirton Steel, one of Cliffs' largest pellet sales customers, filed for Chapter 11 bankruptcy protection yesterday. Cliffs sold 2.9 million tons of pellets to Weirton in 2002. Weirton has secured debtor-in-possession financing that will allow the continuation of operations while it seeks to reorganize. At this time, the impact of the filing on Cliffs' sales contract with Weirton is unknown.

Cliffs' 2003 pellet sales forecast, which had been 20 million tons, is currently expected to decline by about 5 percent. The lower sales volume reflects a reduction of several customers' pellet requirements due to the slippage of operating rates across the North American steel industry.

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Cleveland-Cliffs is the largest supplier of iron ore pellets to the North American steel industry. The Company operates five iron ore mines located in Michigan, Minnesota and Eastern Canada. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors; such as: the expectations for pellet sales, mine operations and financial results in 2003 may differ significantly from actual results because of changes in demand for iron ore pellets by North American integrated steel producers due to changes in steel utilization rates, operational factors, electric furnace production or imports of semi-finished steel or pig iron; changes in financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U.S. Bankruptcy Code; events or circumstances that could impair or adversely impact the viability of a mine and the carrying value of associated assets; problems with productivity, weather conditions, fluctuations in ore grade, tons mined, changes in cost factors including energy costs, and employee benefit costs; and the effect of these various risks on the Company's liquidity, compliance with restrictive covenants in debt agreements and financial position.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's most recent Annual Report and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' website. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

Name: C. B. Bezik
Title: Senior Vice President-Finance

Dated: May 20, 2003

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